UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33389

VIVUS, INC.

(Exact name of registrant as specified in its charter)

John L. Slebir

Senior Vice President, Business Development and General Counsel

VIVUS, INC.

900 E. HAMILTON AVENUE, SUITE 550

CAMPBELL, CA 95008

(650) 934-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

Rights to Purchase Series A Participating Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On July 7, 2020, VIVUS, Inc. (the “Company”) and all of its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On December 10, 2020, the Bankruptcy Court approved the Second Amended Joint Prepackaged Chapter 11 Plan of Reorganization of VIVUS, Inc. and Its Affiliated Debtors (the “Plan”), and on December 11, 2020 (the “Effective Date”), the Plan became effective pursuant to its terms. All previously issued and outstanding equity interests in the Company (which include the Company’s prior common stock, par value $0.001 per share (the “Common Stock”)) were automatically cancelled and extinguished as of the Effective Date. This Form 15 is being filed for the purpose of terminating the registration of the Common Stock and, as applicable, the Rights to Purchase Series A Participating Preferred Stock, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspending any applicable obligation to file reports under Sections 13 and 15(d) of the Exchange Act with respect to the foregoing securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, VIVUS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VIVUS, INC.

Date: January 8, 2021	By:	/s/ John L. Slebir
John L. Slebir
Senior Vice President, Business Development and General Counsel